SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

SPACEHAB, Incorporated

(Name of Subject Company (Issuer))

SPACEHAB, Incorporated

(Name of Filing Person (Issuer))

8% Convertible Subordinated Notes due 2007

(Title of Class of Securities)

846243 AA 1

846243 AC 7

(CUSIP Number of Class of Securities)

Michael E. Kearney

12130 State Highway 3, Building 1

Webster, Texas 77598

Telephone: (713) 558-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Arthur S. Berner	Rick C. Madden
Haynes and Boone, LLP	Skadden, Arps, Slate, Meagher & Flom LLP
1221 McKinney Street, Suite 2100	300 South Grand Avenue, Suite 3400
Houston, Texas 77010	Los Angeles, California 90071
Telephone: (713) 547-2526	Telephone: (213) 687-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$63,250,000	$7,445

(1)	The transaction valuation upon which the filing fee was based was calculated based on the maximum aggregate principal amount of the Issuer’s 5.5% Senior Convertible Notes due 2010 that could be exchanged for the $63,250,000 in principal amount outstanding of the Issuer’s 8% Convertible Subordinated Notes Due 2007.
(2)	Previously paid.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,445

Form or Registration No.: S-4 Registration Statement

                                           (File No. 333-126772)

Filing Party: SPACEHAB, Incorporated

Date Filed: July 21, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO is being filed by SPACEHAB, Incorporated (the “Company”) pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer to exchange (the “Exchange Offer”) up to $63,250,000 aggregate principal amount of its currently outstanding 8% Convertible Subordinated Notes due 2007 (the “Outstanding Notes”) for up to $63,250,000 aggregate principal amount of new 5.5% Senior Convertible Notes due 2010.

The Exchange Offer is subject to the terms and conditions set forth in the prospectus, as amended or supplemented from time to time (the “Prospectus”), forming a part of the Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 21, 2005 (the “Registration Statement”) and the related Letter of Transmittal, a form of which has been filed as Exhibit 99.1 of the Registration Statement (the “Letter of Transmittal”). The Prospectus and Letter of Transmittal are filed as Exhibits to this Schedule TO.

The Company has not commenced the offer to which this Schedule TO pertains. This offer therefore remains subject to completion and change. Completed offering documents will be delivered to you when the offer is commenced. You should read the entire completed Schedule TO when it is available because it contains important information. When filed, the entire completed Schedule TO and other filed documents can be obtained without charge at the Security and Exchange Commission’s website at www.sec.gov. See “Where You Can Find More Information” in the Prospectus for more information as to how to obtain these documents.

The information in the Registration Statement is incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet

The information in the Registration Statement under the heading “Prospectus Summary—The Exchange Offer and Consent Solicitation” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The Company is the issuer and the subject company. The address of the Company’s principal executive offices is 12130 State Highway 3, Building 1, Webster, Texas 77598. The telephone number of the Company at these offices is (713) 558-5000.

(b) Securities. The Outstanding Notes are the securities subject to this Schedule TO and the Exchange Offer. As of July 20, 2005, there was $63,250,000 aggregate principal amount of Outstanding Notes outstanding.

(c) Trading Market and Price. There is no established trading market for the Outstanding Notes other than limited and sporadic quotations. The information in the Registration Statement under the heading “Market Price For Our Common Stock and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Name and Address. This Schedule TO is being filed by the subject company (referred to herein as the Company). For the name and address of the Company, see the response to paragraph (a) of Item 2 above.

Item 4. Terms of the Transaction

(a) Material Terms. The information in the Registration Statement under the headings “Prospectus Summary—The Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation,” “Certain U.S. Federal Income Tax Considerations,” “Description of the Exchange Notes” and “Prospectus Summary—Summary Comparison of Key Differences Between the Outstanding Notes and the Exchange Notes” is incorporated herein by reference.

(b) Purchases. To the best of the Company’s knowledge, no officer, director or affiliate of the Company is the holder of any Outstanding Notes. Therefore, to the Company’s knowledge, no Outstanding Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(e) Agreements Involving the Company’s Securities. The Company has entered into a Memorandum of Understanding with SMH Capital Advisors Inc. (“SMH”) dated June 8, 2005 whereby SMH, a registered investment advisor who has been given discretionary authority by the beneficial owners of $40,259,000 aggregate principal amount of Outstanding Notes, acknowledged its intent to tender such Outstanding Notes in the Exchange Offer. SMH is under no obligation to tender any Outstanding Notes in the Exchange Offer.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purpose. The information in the Registration Statement under the headings “Prospectus Summary—The Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. The Outstanding Notes acquired by the Company pursuant to the Exchange Offer will be cancelled upon the consummation of the Exchange Offer.

(c) Plans. The Company is not aware of and does not currently have any plans or proposals, and is not engaged in any negotiations, that relate to or would result in any of the matters described in Item 1006(c) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information in the Registration Statement under the headings “Prospectus Summary—The Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation” is incorporated herein by reference. The Company expects to use its working capital to pay fees and expenses incurred in connection with the Exchange Offer.

(b) Conditions. The information in the Registration Statement under the headings “Prospectus Summary—The Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company

(a) Securities Ownership. To the Company’s knowledge, none of the Company’s executive officers or directors own any Outstanding Notes.

(b) Securities Transactions. The Company has not engaged in, and to the Company’s knowledge none of its executive officers or directors have engaged in, any transactions in the Outstanding Notes during the 60 day period preceding the filing of this Schedule TO.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information in the Registration Statement under the headings “Prospectus Summary—The Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation” is incorporated herein by reference.

Item 10. Financial Statements

(a) Financial Information. The information in the Registration Statement under the headings “Ratio of Earnings to Fixed Charges” and “Selected Consolidated Financial Data” is incorporated herein by reference. In addition, the financial statements included in the Registration Statement and listed under the heading “Index to Financial Statements” are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information in the Registration Statement under the headings “Prospectus Summary—The Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Form of Letter of Transmittal (Incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 21, 2005 (Reg. No. 333—126772))

(a)(1)(B)	Form of Notice of Guaranteed Delivery (Incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 21, 2005 (Reg. No. 333—126772))

(a)(4)	Prospectus (Incorporated by reference to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 21, 2005 (Reg. No. 333—126772))

(d)	Memorandum of Understanding between the Company and SMH Capital Advisors Inc. dated June 8, 2005 (Incorporated by reference to Exhibit 10.47 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 21, 2005 (Reg. No. 333—126772))

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2005	SPACEHAB, Incorporated

	By:	/s/ Brian K. Harrington
	Name:	Brian K. Harrington
	Title:	Senior Vice President,
Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal (Incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 21, 2005 (Reg. No. 333—126772))

(a)(1)(B)	Form of Notice of Guaranteed Delivery (Incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 21, 2005 (Reg. No. 333—126772))

(a)(4)	Prospectus (Incorporated by reference to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 21, 2005 (Reg. No. 333—126772))

(d)	Memorandum of Understanding between the Company and SMH Capital Advisors Inc. dated June 8, 2005 (Incorporated by reference to Exhibit 10.47 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 21, 2005 (Reg. No. 333—126772))